Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 28, 2014

Mr. Duc Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital New York City REIT, Inc. Draft Registration Statement on Form S-11 Filed February 26, 2014 File No. 333-194135

Dear Mr. Dang:

On behalf of American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for filing the Company’s revised Registration Statement on Form S-11, filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2014 (File No. 333-194135) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The revised Registration Statement is being filed principally in response to the comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated March 21, 2014. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the revised Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Prospectus Summary, page 1

Comment No. 1: We note your response to our prior comment 7 and your revisions to your filing on pages 17 and 102. Please revise to disclose the estimated amount of Financing Coordination Fees assuming leverage of 45% and 75% for the minimum and maximum offerings, as you have disclosed on page 77.

Response: The Company has revised the disclosures on pages 18 and 104 to disclose the estimated amount of Financing Coordination Fees assuming leverage of 45% and 75% as requested.

Market Overview, page 78

March 28, 2014

Comment No. 2: We note your response to comment 11 and the supporting materials submitted electronically. We have not been able to identify the marked language in the supporting materials. Please provide us support for all quantitative and qualitative business and industry data used in your prospectus. Clearly mark the supporting materials against the relevant section of the registration statement.

Response: We have provided supplementally under separate cover, copies of the quantitative and qualitative business and industry data used in the Registration Statement, consisting of 1) the Colliers Q3 North American Office Outlook, 2) the Cushman & Wakefield Fourth Quarter 2013 Manhattan Capital & Leasing Market Overview, 3) Cushman & Wakefield employment research, 4) the unemployment report from the New York Department of Labor, 5) the Cushman & Wakefield Economic & Market Overview, dated October 22, 2009 and 6) the Cushman & Wakefield Third Quarter 2013 Manhattan Capital & Leasing Market Overview. The supplemental filing highlights the specific relevant data on which the Company is relying.

Management Compensation, page 98

Comment No. 3: We note your response to comment 12. Please provide us with an example of this fee being incurred, payable, and paid based on 4 or more years of operations.

Response: Suppose that in its first year of operations the Company paid distributions equal to, in the aggregate, 7.0% of the capital contributed by investors. Such a return would exceed a 6.0% annual cumulative, pre-tax, non-compounded return on the capital contributed by investors, and therefore would entitle the advisor to 15.0% of the amount in excess provided that investors received a return of their capital contributions. So, if after one year the Company were to liquidate, the investors would receive a return of their capital contributions, and the advisor would be entitled to its fee, in part because the 10.0% cap would not be exceeded. Suppose that the Company did not liquidate after its first year of operations, but continued to operate, and that in both its second and third years of operation, the Company paid distributions equal to, in the aggregate, 3.0% of the capital contributed by investors. In that situation, because the annual cumulative, pre-tax, non-compounded return on the capital contributed by investors would not have reached 6.0% (even after accounting for the 7.0% return achieved in the first year), the advisor would not be entitled to a fee, even if the Company were to liquidate and return investors’ capital contributions after the third year.

Now, assume that the Company did not liquidate after the third year, but continued to operate, and that in both its fourth and fifth years of operation, the Company paid distributions equal to, in the aggregate, 10.0% of the capital contributed by investors. In that situation, because the annual cumulative, pre-tax, non-compounded return on the capital contributed by investors would have exceeded 6.0%, the advisor would be entitled to 15.0% of the amount in excess for the first, fourth and fifth years, if after five years the Company were to liquidate.

March 28, 2014

Calculation of Per Share NAV by Our Advisor, page 137

Comment No. 4: We note your response to comment 14. While this is for illustrative purposes, it is unclear why hypothetical numbers are necessary. If you believe the numbers are necessary, please explain why it is appropriate to assume an increase in the value of your shares, as opposed to showing no change or a decrease in value.

Response: The Company has revised the disclosure to delete the hypothetical example. Please see page 140.

Appendix A

Comment No. 5: We note your response to comment 15. We will continue to monitor for the updated disclosure with respect to CF Disclosure Guidance Topic No. 6.

The Company has updated the presentation of its Prior Performance Tables for the recent updates to CF Disclosure Guidance Topic No. 6.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (212) 969-3445.

Best regards,

Proskauer Rose LLP

/s/ Peter M. Fass
Peter M. Fass, Esq.

cc:	Folake Ayoola, Esq. Peter McPhun Jennifer Monick James A. Tanaka, Esq. Michael J. Choate, Esq.